EXHIBIT 99.1

Caledonia Mining Corporation Plc Results of Annual General Meeting

ST. HELIER, Jersey, May 08, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of voting shares represented by shareholders present in person or by proxy at the AGM was 3,350,167 representing 31.16% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(f), which were duly passed by a show of hands, to reappoint the six nominees proposed by management for election as directors:

Nominee	For	Percent	Against	Percent	Abstained
Leigh Wilson	3,232,365	96.83%	105,888	3.17%	11,914
Steve Curtis	3,235,121	96.91%	103,292	3.09%	11,754
Mark Learmonth	3,234,121	96.88%	104,292	3.12%	11,754
John Kelly	3,231,661	96.84%	105,392	3.16%	13,114
Johan Holtzhausen	3,229,921	96.79%	107,132	3.21%	13,114
John McGloin	3,230,019	96.77%	107,694	3.23%	12,454

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc (formerly Grant Thornton Johannesburg Partnership) was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to fix its remuneration; and
  Messrs. Holtzhausen, Kelly and McGloin were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated 1 April 2019 which are available on the Company's website at www.caledoniamining.com.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth	Tel: +44 1534 679 802
Maurice Mason	Tel: +44 759 078 1139

WH Ireland
Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh
Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204